

Mail Stop 3720

March 5, 2010

<u>Via U.S. Mail and Fax</u>
Herbert Parker
EVP and CFO
Harman International Industries, Inc.
400 Atlantic Street,
Suite 500
Stamford, CT 06901

> **RE:** **Harman International Industries, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed August 19, 2009 and**
> **Form 10-Q for the period ended December 31, 2009**
> **Filed February 8, 2010**
> **File No. 1-09764**

Dear Mr. Parker:

  We have reviewed your supplemental response letter dated February 11, 2010 as well as your filing and have the following comments. As noted in our comment letter dated January 29, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Inventory Valuation, page 26

1. We note your response to prior comment 1. Please expand your Critical Accounting Policies disclosure to discuss more specifically the significant estimates and assumptions involved in your inventory accounting. Also, please consider providing readers quantitative information regarding the details of your inventory reserve and an explanation of how you determine your markdown percentages and estimated selling prices. Please refer to SEC Release No. 33-8350.

2. We note that the automotive segment comprised 69% of net sales at June 30, 2009. Please tell us what percentage of inventory was related to the automotive segment. Describe for us in greater detail the product valuation analysis you applied to those items of inventory slated for your automotive customers, including significant estimates and judgments used to determine the utility of the inventory was, at least, as great as its cost. These estimates and judgments may include the stability of estimated product sales prices and customer demand patterns.

Note 14 – Retirement Benefits, page 81

3. We note that your defined benefit plan appears not to be adequately funded. Please disclose and explain to us whether you are subject to any contractual or legal statutes that specify minimum pension funding requirements. Furthermore tell us whether you evaluated your plans funded status to determine if any benefit limitations under the Pension Protection Act of 2006, or foreign jurisdiction equivalent, would apply.

* * * *

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director